Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

November 30, 2010

Item 3. News Release

News Release dated November 30, 2010 was disseminated through CNW group.

Item 4. Summary of Material Change

The Company reported its results for the fiscal year ended August 31, 2010.

Item 5.1 Full Description of Material Change

The Company reported its audited operating results for the year ended August 31, 2010. All monetary references in this material change report are to Canadian dollars.

For the fiscal year ended August 31, 2010, the Company’s gross revenues totalled $55.9 million as compared to $44.5 million for the fiscal year ended August 31, 2009, an increase of $11.4 million dollars or 26%. The Company generated EBITDA (earnings before interest, tax, depreciation and amortization) of $1.8 million for fiscal 2010, as compared to $2.0 million for fiscal 2009, a decrease of 10%.

A number of “non-cash” items were recorded in earnings for the year ended August 31, 2010 including impairment of certain intangible assets and marketable securities, and restructuring and integration costs totalling $2.672 million. After deductions of all non-cash expenses, net income for the year was $582,370, compared to $16,007 in 2009, an increase of 3,538%.

As at August 31, 2010, the Company held approximately $11.51 million in cash and cash equivalents after completing the cash payment for the acquisition of KGIC in March 2010, as compared to $10.33 million in cash and cash equivalents as at August 31, 2009.

Reference should be made to the Company’s complete audited consolidated financial statements for the fiscal year ended August 31, 2010. To view the Company’s annual consolidated financial statements and management’s discussion and analysis, and its annual information form, please visit http://www.sedar.com.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

December 3, 2010